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November __, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street N.E.
Washington, D.C. 20549

Attn.: Mr. Joseph McCann

      RE:   Ivivi Technologies, Inc. (the "Company")
            Preliminary Proxy Statement on Schedule 14A
            Filed October 15, 2009
            File No. 001-33088

Dear Mr. McCann:

The following are responses to the letter of comment dated November 3, 2009 from the Staff (the "Staff") of the Securities and Exchange Commission. To assist the Staff's review, the responses are numbered to correspond to the numbered paragraphs in the Staff's letter of comment.

GENERAL

      1. CONSIDERATION SHOULD BE GIVEN ON AN ONGOING BASIS TO THE UPDATING REQUIREMENTS OF RULE 8-08 OF REGULATION S-X. ALSO, PLEASE CONSIDER THE IMPACT OF YOUR UPDATING REQUIREMENTS ON THE PRO FORMA FINANCIAL STATEMENTS INCLUDED IN THIS FILING.

      The Company acknowledges the Staff's comment and has updated the financial statements, including the pro forma financial statements, as required by Rule 8-08 of Regulation S-X to include the results for the three months ended September 30, 2009.

PROXY STATEMENT, PAGE 1

      2. IF THE PROPOSED TRANSACTIONS WILL RESULT IN YOUR COMMON STOCKHOLDERS RECEIVING NO VALUE FOR THEIR SHARES AND THE ONLY MANNER IN WHICH STOCKHOLDERS CAN RECEIVE VALUE IN CONNECTION WITH THE PROPOSALS - OTHER THAN SELLING THEIR SHARES - IS TO EXERCISE DISSENTERS' RIGHTS, PLEASE HIGHLIGHT THIS FACT PROMINENTLY ON THIS PAGE.

      The Company has added additional language on the first page of the proxy statement in response to the Staff's comment.

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SUMMARY, PAGE 2

BUYER AND AJAX CAPITAL, PAGE 2

      3. WE NOTE YOUR DISCLOSURE ON PAGE 2 THAT IVIVI TECHNOLOGIES, LLC IS AN ENTITY "ASSOCIATED" WITH STEVEN GLUCKSTERN, YOUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER. WE ALSO NOTE THAT THE ASSET PURCHASE AGREEMENT, WHICH IS ATTACHED AS ANNEX A, CONTEMPLATES THE FILING OF A SCHEDULE 13E-3. PLEASE PROVIDE US WITH YOUR ANALYSIS AS TO WHETHER THE ASSET SALE WOULD CONSTITUTE A RULE 13E-3 TRANSACTION. IN YOUR RESPONSE, PLEASE ADDRESS WHETHER THE TRANSACTION WILL HAVE THE GOING-PRIVATE EFFECT DESCRIBED IN RULE 13e-3(A)(3)(II)(A).

      The Company believes that the asset sale contemplated by the Asset Purchase Agreement does not constitute a Rule 13e-3 transaction because the transaction would not be deemed to have "caused" the going-private effects described in Rule 13e-3(a)(3)(ii)(A) or (B).

      RULE 13E-3(A)(3)(II)(A)

      Under Rule 13e-3(a)(3)(ii)(A), as amended, the going-private effect is deemed to have occurred when the transaction will "cause" the Company to become eligible (i) to deregister its equity securities under Rule 12g-4 or (ii) to suspend its reporting obligations under Rule 12h-3 or Section 15(d) of the Securities Exchange Act of 1934 ("SECTION 15(D)"). As disclosed in the Company's Proxy Statement filed with the SEC on October 15, 2009 (the "PROXY STATEMENT"), all of the Company's equity securities are held of record by approximately 33 persons. Consequently, the Company is ALREADY ELIGIBLE (i.e., less than 300 holders of record), notwithstanding the asset sale contemplated by the Asset Purchase Agreement, to deregister its common stock under Rule 12g-4 and the consummation of the transaction will not "cause" the Company to become eligible to deregister its equity securities under Rule 12g-4.

      In addition, based on the Company's number of holders of record (i.e., less than 300 holders of record), the Company already satisfies the conditions to suspend its reporting obligations under Rule 12h-3 and Section 15(d) but for the fact that the Company has filed a registration statement on Form S-8 during the 2009 fiscal year (as contemplated by Rule 12h-3 and Section 15(d)). However, the consummation of the asset sale contemplated by the Asset Purchase Agreement, by itself, will not "cause" the Company to become eligible to suspend its reporting obligations under Rule 12h-3 and Section 15(d) because the Company's reporting obligations under Section 15(d) continues to apply post closing and the Company will still need, absent no-action relief from the Staff, to file its Annual Report on Form 10-K for the 2010 fiscal year due to the Company's outstanding Form S-8. (See "The Division of Corporation Finance, Compliance and Disclosure Interpretations, Exchange Act Rules - Questions and Answers of General Applicability (Question 151.03)).

      Finally, because the Company is not a "foreign private issuer," the provisions of Rule 12h-6 referred to in Rule 13e-3(a)(3)(ii)(A) are not applicable with respect to the Company.

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      RULE 13E-3(A)(3)(II)(B)

      As disclosed in the Company's Proxy, the Company's common stock was quoted in the NASDAQ Capital Market under the symbol "IVVI" until June 23, 2009. Due to the Company's failure to meet certain listing requirements, including a minimum of $2,500,000 in stockholder's equity, the Company's common stock was delisted from the NASDAQ Capital Market on June 23, 2009 and since then has been traded on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc., under the symbol "IVVI.OB." According to the Staff's interpretation, an OTC Bulletin Board is not considered an "inter-dealer quotation system of a registered securities association" for purposes of Rule 13e-3(a)(3)(ii)(B) (See "The Division of Corporation Finance, Compliance and Disclosure Interpretations, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 - Questions and Answers of General Applicability (Question 104.03)). Therefore, the Company does not believe that the asset sale contemplated by the Asset Purchase Agreement will have the going-private effects described in Rule 13e-3(a)(3)(ii)(B).

      4. PLEASE REVISE YOUR DISCLOSURE HERE AND THROUGHOUT TO CLARIFY AND EXPLAIN THE ASSOCIATION BETWEEN MR. GLUCKSTERN AND IVIVI TECHNOLOGIES, LLC.

      The disclosure throughout the proxy statement and in particular pages 3, 21 and 33 has been revised to explain the association between Mr. Gluckstern and Ivivi Technologies, LLC.

      5. PLEASE REVISE YOUR DISCLOSURE HERE AND THROUGHOUT TO CLARIFY AND EXPLAIN THE RELATIONSHIP BETWEEN AJAX CAPITAL LLC AND IVIVI TECHNOLOGIES, LLC. IN PARTICULAR, BUT WITHOUT LIMITATION, PLEASE EXPLAIN WHY AJAX CAPITAL LLC IS PROVIDING THE UNCONDITIONAL AND IRREVOCABLE GUARANTY TO IVIVI TECHNOLOGIES, LLC.

      The disclosure on pages 3, 21 and 33 has been revised to explain the relationship between Ajax Capital LLC and Ivivi Technologies, LLC. The Company hereby informs the Staff on a supplemental basis that Ajax Capital is not providing a guaranty to Ivivi Technologies, LLC, the Buyer, but rather to Ivivi Technologies, Inc., the Company. Because the Buyer is a newly formed entity and has no substantial assets or liabilities, other than those incidental to its formation and those incurred in connection with the transactions contemplated by the Asset Purchase Agreement, Ajax became a party to the Asset Purchase Agreement only for the limited purpose of providing to THE COMPANY an unconditional and irrevocable guaranty of the Buyer's payment obligations of the purchase price under the Asset Purchase Agreement.

EFFECTS ON THE COMPANY IF THE SALE OF THE BUSINESS IS COMPLETED, PAGE 2

      6. WE NOTE YOUR DISCLOSURE HERE AND ELSEWHERE THAT THE BOARD OF DIRECTORS MAY ELECT TO LIQUIDATE AFTER COMPLETION OF THE ASSET SALE. PLEASE REVISE TO CLARIFY WHETHER THE BOARD WOULD SEEK SHAREHOLDER APPROVAL TO EFFECT ANY FUTURE LIQUIDATION. IF APPLICABLE LAW REQUIRES SHAREHOLDER APPROVAL OF LIQUIDATION AND YOU DO NOT INTEND TO SUBMIT THE LIQUIDATION PROPOSAL IN THE FUTURE, PLEASE PRESENT IT AS A SEPARATE PROPOSAL IN YOUR PROXY STATEMENT AND ON YOUR PROXY CARD.

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      As requested by the Staff, the Company has added a proposal regarding the potential dissolution and liquidation of the Company.

      7. WITH A VIEW TOWARD CLARIFIED DISCLOSURE, PLEASE TELL US THE AMOUNT TO BE PAID TO AFFILIATES AS PART OF THE REPAYMENT OF CREDITORS AND LIQUIDATION.

      The Company has added disclosure regarding amounts owed to affiliates of the Company that could be paid in the event of a liquidation.

PURCHASE PRICE, PAGE 3

      8. PLEASE REVISE TO DISCLOSE THE AMOUNT OF THE INDEBTEDNESS OWED TO EMIGRANT CAPITAL AS OF A RECENT DATE. IF THAT AMOUNT MAY CHANGE MATERIALLY BEFORE THE CLOSING, PLEASE ALSO DISCLOSE THE REASONS FOR THE POTENTIAL CHANGE AND A REASONABLE RANGE OF POTENTIAL REPAYMENT AMOUNTS.

      The Company has added disclosure on page 3 and throughout the proxy statement to give the amount that would be payable to Emigrant in the event the transaction closed on December 15, 2009. The Company has used December 15, 2009 as the potential closing date since it believes that the transactions contemplated by the Asset Purchase Agreement could be consummated prior to such date. In addition, the Company has added the additional per day interest that would accrue in the event the transaction is not completed by such date.

INTEREST OF CERTAIN PERSONS IN THE SALE OF THE BUSINESS, PAGE 3

      9.    PLEASE HIGHLIGHT IN YOUR SUMMARY THE MATERIAL INTERESTS MENTIONED IN
ITEM 5 OF SCHEDULE 14A. INCLUDE THE AMOUNT OF THE PURCHASE PRICE THAT WILL BE PAID TO EACH OF YOUR AFFILIATES, INCLUDING THE AMOUNT TO BE PAID TO YOUR CEO BASED ON THE PARTICIPATION ARRANGEMENT MENTIONED ON PAGE 18.

      As requested by the Staff, the Company has added the requested disclosure in the proxy statement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS, PAGE 13

      10. PLEASE DO NOT INVOKE A STATUTORY SAFE HARBOR THAT IS NOT APPLICABLE. SEE FOR EXAMPLE, EXCHANGE ACT SECTION 21E(B)(1)(C).

      As requested by the Staff, the Company has removed the reference to the Private Securities Litigation Reform Act of 1995.

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BACKGROUND OF THE SALE OF THE BUSINESS, PAGE 17

      11. PLEASE REVISE YOUR DISCLOSURE TO DESCRIBE HOW THE CONSIDERATION AND STRUCTURE OF THE ASSET PURCHASE AGREEMENT EVOLVED FROM THE INITIAL NON-BINDING PROPOSAL ON AUGUST 19, 2009 UNTIL THE EXECUTION OF THE ASSET PURCHASE AGREEMENT ON SEPTEMBER 24, 2009. IN PARTICULAR, WE NOTE THAT THE AUGUST 19, 2009 PROPOSAL PROVIDED THAT SHAREHOLDERS WOULD RECEIVE $.02 PER SHARE. PLEASE DISCLOSE WHEN AJAX DETERMINED THAT IT WOULD NOT PROVIDE CONSIDERATION TO SHAREHOLDERS AND THE REASON FOR THIS DETERMINATION. PLEASE DISCLOSE WHETHER THE SPECIAL COMMITTEE ATTEMPTED TO NEGOTIATE TO PROVIDE FOR CONSIDERATION TO SHAREHOLDERS AND WHY THEY ULTIMATELY APPROVED THE TRANSACTION ABSENT SUCH CONSIDERATION.

      The Company respectfully notes that although the original proposal set forth a formula for the purchase price to be paid to the Company, a portion of which was based on $0.02 per share of the Company's outstanding common stock, such amount was never intended to be a payment to the Company's shareholders. Since the deal was structured as an asset sale from the beginning, the payment for the assets was always intended to be a payment to the Company and never a proposal to make a payment to the Company's shareholders. As described throughout the background of the transaction, the Company and its representatives did try to negotiate different structures which could have potentially provided some value to the Company's shareholders, including a purchase of equity by Buyer or a merger transaction, but Buyer rejected such proposals. The Company has revised the language in the background of the sale to clarify the formula used to determine the purchase price, to highlight the fact that the Company did try to negotiate a structure that could have provided the shareholders with some consideration and the fact that the Company was able to increase the amount of cash to be received by the Company, as well as the reasons the Buyer rejected such proposed changes to the deal structure.

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS, PAGE 22

      12. WE NOTE THAT ANNEX B INDICATES THAT THE FINANCIAL ADVISOR DID NOT PROVIDE AN OPINION REGARDING THE LIQUIDATION VALUE OF THE COMPANY. WITH A VIEW TOWARD DISCLOSURE, PLEASE TELL US WHETHER THE BOARD OR COMMITTEE ANALYZED THE LIQUIDATION VALUE OF THE COMPANY. ALSO TELL US THE RESULTS OF ANY SUCH ANALYSIS. IF THE BOARD DID NOT CONSIDER THE LIQUIDATION VALUE, PLEASE TELL US REASON FOR EXCLUDING IT FROM THE ANALYSIS.

      The board and the special committee did from time to time, prior to the Ajax proposal and during its review and analysis of the Ajax proposal, review and analyze the Company's assets, both the value and types of assets held by the Company, as well as the Company's outstanding liabilities, based on management's determination of such values. However, the board and the special committee did not consider the liquidation value as part of its analysis for the following reasons: (i) substantially all of the Company's assets are intellectual property and other intangible assets, which the Company believes are extremely difficult to value, (ii) based on the Company's market check and other activities, which occurred over a period of more than 12 months, the Company was unable to locate a buyer interested in purchasing all for the Company's assets as a whole or in parts and, as a result, neither the board, the special committee nor Foundation

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believed that there was a market for individual assets of the Company and they did not believe that the Company would be able to obtain a better purchase price for its assets if it had elected to liquidate and (iii) the lengthy market check also did not result in the creation of a market value for the Company's business. In addition, as a result of the Company's dire financial condition and limited cash resources, the Company did not believe that the benefits of such a valuation report would outweigh the costs of retaining a firm to provide such valuation. The Company has added disclosure on page 28 in the proxy statement similar to the disclosure set forth above.

OPINION OF THE COMPANY'S FINANCIAL ADVISER, PAGE 24

      13. REFER TO THE THIRD PARAGRAPH. PLEASE CLARIFY WHETHER THE FINAL, EXECUTED FORM OF THE AGREEMENT DIFFERED IN ANY MATERIAL RESPECT FROM THE DRAFT THAT THE FINANCIAL ADVISOR EXAMINED.

      The Company has added disclosure on page 29 to clarify that the executed agreement did not differ in any material respect from the draft that the financial advisor examined.

      14. WE NOTE THE DISCLAIMER BY FINANCIAL ADVISOR RELATING TO INFORMATION USED IN ITS ANALYSES. WHILE IT MAY BE ACCEPTABLE TO INCLUDE QUALIFYING LANGUAGE CONCERNING SUBJECTIVE ANALYSES, IT IS INAPPROPRIATE TO DISCLAIM RESPONSIBILITY FOR STATEMENTS MADE IN THE DOCUMENT. PLEASE REVISE.

      The Company has removed the language on page 31 as requested by the Staff.

      15. PLEASE PROVIDE US ALL COPIES OF THE MATERIAL THAT THE FINANCIAL ADVISOR PROVIDED TO THE BOARD OR THE SPECIAL COMMITTEE.

      As requested by the Staff, the Company has, on a supplemental basis, provided the Staff with a copy of a memorandum provided by Foundation to the board of directors and special committee. Other than the opinion and the memorandum, no other information was provided to the board of directors or the special committee.

FINANCIAL ANALYSES, PAGE 25

      16. FROM YOUR DISCLOSURE ON PAGE 26 REGARDING THE ANALYSES THAT THE FINANCIAL ADVISOR DID NOT FIND USEFUL, IT APPEARS THAT FOUNDATION BASED ITS OPINION SOLELY ON THE FACT THAT YOU HAVE BEEN UNABLE TO ATTRACT ANOTHER INVESTOR OR BUYER. PLEASE CLARIFY HOW THIS ANALYSIS SUPPORTS THE ADVISOR'S CONCLUSIONS. FROM YOUR CURRENT DISCLOSURE, IT APPEARS THAT THE ADVISOR WOULD HAVE DETERMINED THAT ANY AMOUNT OF CONSIDERATION PAID IN THE TRANSACTION WOULD SUPPORT ITS CONCLUSIONS.

      As stated in the proxy statement, Foundation did primarily rely on the fact that the Company had approached more than 200 institutional investors and approximately 100 high net worth individuals over a period of more than 12 months and was unable to secure any financing or interested buyers during such period in determining the fairness of the Ajax proposal. However, it also considered the fact that not only would the proceeds from this transaction allow the Company to repay its senior lender, it would also provide the Company with some additional cash proceeds to utilize to repay a portion of the Company's other outstanding liabilities. The Company has revised the disclosure in the proxy statement on page 31 to clarify this fact.

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OTHER INFORMATION, PAGE 26

      17. PLEASE CLARIFY WHEN THE BALANCE OF THE FINANCIAL ADVISOR'S FEE IS DUE AND WHETHER THE BALANCE IS CONTINGENT UPON CLOSING OF THE TRANSACTION.

      The Company has added disclosure on page 32 clarifying that the balance of such fee is contingent on the closing of the transaction and is payable at the closing of such transaction.

APPRAISAL AND DISSENTERS' RIGHTS, PAGE 27

      18. PLEASE FILL IN THE BLANKS THROUGHOUT YOUR DOCUMENT RELATED TO THE LOCATION OF YOUR DISCLOSURE REGARDING APPRAISAL RIGHTS.

      The Company acknowledges the Staff's comment and will fill in the blanks throughout the proxy prior to filing the definitive proxy and mailing the proxy statement to its shareholders.

INTERESTS OF CERTAIN PERSONS IN THE SALE OF THE BUSINESS, PAGE 27

      19. WE NOTE YOUR DISCLOSURE THAT MR. GLUCKSTERN AND AN UNNAMED CONSULTANT, WHO IS ALSO EMPLOYED BY YOU AND AFFILIATED WITH IVIVI TECHNOLOGIES, LLC, ENTERED INTO A PARTICIPATION AGREEMENT WITH EMIGRANT. PLEASE REVISE TO EXPLAIN IN GREATER DETAIL THE NATURE AND TERMS OF THIS PARTICIPATION AGREEMENT. IN PARTICULAR, PLEASE REVISE TO CLARIFY THE RIGHT OF MR. GLUCKSTERN AND THE UNNAMED CONSULTANT/EMPLOYEE TO PARTICIPATE WITH EMIGRANT IN THE NOTE ISSUED IN CONNECTION WITH THE LOAN. PLEASE ALSO TELL US THE IDENTITY OF THE UNNAMED CONSULTANT/EMPLOYEE AND THE NATURE OF ALL RELATIONSHIPS BETWEEN YOU AND THAT PERSON.

      The Company has revised the disclosure on pages 5 and 33 to describe the participation agreement among Emigrant, Mr. Gluckstern and Ms. Clubb and to include Ms. Clubb's name as the unnamed consultant/employee. In addition, the Company has expanded the disclosure to include other amounts payable by the Company for the benefit of Mr. Gluckstern and Ms. Clubb, as well as other directors and consultants to the Company.

      20. REFER TO THE LAST SENTENCE OF THIS SECTION. PLEASE DISCLOSE THE NATURE OF THE RESTRICTION ON MR. GLUCKSTERN'S SHARES, THE CURRENT VESTING SCHEDULE, AND THE NUMBER OF SHARES THAT ARE SUBJECT TO THE ACCELERATED VESTING. ALSO, GIVEN THE VALUE THAT SHAREHOLDERS ARE EXPECTED TO RECEIVE IN CONNECTION WITH THIS TRANSACTION, PLEASE TELL US WHY THE MR. GLUCKSTERN SOUGHT THIS PROVISION IN HIS TERMINATION AGREEMENT.

      The Company has added the requested disclosure on page 34 of the proxy statement.

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      21.   PLEASE REVISE TO DISCLOSE KATHRYN CLUBB'S RELATIONSHIP TO IVIVI.
ALSO TELL US ABOUT ALL INTEREST MS. CLUBB HAS IN THE PROPOSALS AND WHETHER THOSE INTERESTS ARE REQUIRED TO BE DISCLOSED IN YOUR PROXY STATEMENT.

      The Company has revised the disclosure on pages 5 and 33 to clarify Ms. Clubb's relationship to the Company and her interests in the proposals.

      22. PLEASE TELL US WHAT MATERIAL PROVISIONS OF THE AGREEMENTS THAT ARE ADDRESSED BY YOUR STATEMENT "AMONG OTHER THINGS." PLEASE PROVIDE US COPIES OF THE AGREEMENTS.

      The Company hereby advises the Staff that the termination agreements have not yet been drafted, but confirms that other than the termination of the employment, the general releases and the vesting of the restricted stock awards, all of which are described in the proxy statement, there are no other material terms that the Company expects to be included in such termination agreements. As a result, the Company has deleted the language "among other things" from the disclosure on page 34.

VOTING AGREEMENT, PAGE 39

      23. PLEASE REVISE TO IDENTIFY ALL SHAREHOLDERS WHO ENTERED INTO THE VOTING AGREEMENT. FOR EACH STOCKHOLDER, PLEASE ALSO DISCLOSE THE NUMBER OF SHARE SUBJECT TO THE VOTING AGREEMENT THAT CAN BE VOTED AT THE MEETING.

      The Company has revised the disclosure on pages 46-47 of the proxy statement to identify each shareholder who entered into the Voting Agreement and the number of shares beneficially owned by such person that are subject to the Voting Agreement.

      24. PLEASE PROVIDE US YOUR ANALYSIS REGARDING HOW YOU COMPLIED WITH THE PROXY RULES IN CONNECTION WITH OBTAINING THE VOTING AGREEMENTS.

      As stated in the Company's response to comment No. 23, the Company has added disclosure to the proxy disclosing the eight shareholders that are party to the Voting Agreement. All of these shareholders are affiliated with the Company either as an officer, director or a consultant or an affiliate of an officer or director to the Company. None of these shareholders received any consideration for executing the Voting Agreement and disclosure has been added to the proxy statement to clarify that no consideration was so paid. Rule 14a-2(b)(2) of the proxy rules provides an exemption from the proxy solicitation rules for "[a]ny solicitation made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten." In this case, Mr. Gluckstern solicited proxies from nine individuals and entities. He did not make a solicitation on behalf of the registrant. He was soliciting proxies on behalf of Buyer. The fact that Mr. Gluckstern is the Chairman of the Board and an executive officer does not convert actions that he took as an individual into actions of the registrant. Therefore we believe that he is entitled to rely on the exemption provided by Rule 14a-2(b)(2).

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      25.   PLEASE ALSO PROVIDE US SUPPORT FOR THE 39.5% AND 51.3% FIGURES YOU
DISCLOSE.

      The Company has added disclosure on page 47 of this proxy statement to provide the necessary numbers to support the voting percentages set forth in the proxy statement.

NOTICE OF DISSENT, PAGE 41

      26. WE NOTE THE LAST PARAGRAPH OF THIS SECTION IN WHICH YOU INDICATE THAT SHAREHOLDERS MUST VOTE AGAINST PROPOSAL 1 OR ABSTAIN. PLEASE CLARIFY WHETHER ABSTAINING SHAREHOLDERS WHO DO NOT RETURN A PROXY CARD WILL SATISFY THIS REQUIREMENT. ALSO INCLUDE ALL DISCLOSURE REQUIRED BY INSTRUCTION 1 TO SCHEDULE 14A ITEM 3.

      The Company has revised the disclosure on page 49 in response to the Staff's comment.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION, PAGE 45

      27. PRO FORMA PRESENTATION OF ALL PERIODS (TWO YEARS AND THE LATEST INTERIM PERIOD FOR A SMALLER REPORTING COMPANY) IS REQUIRED FOR DISCONTINUED OPERATIONS THAT ARE NOT YET REQUIRED TO BE (AND HAVE NOT BEEN) REFLECTED IN YOUR HISTORICAL FINANCIAL STATEMENTS. SINCE THE ASSET PURCHASE AGREEMENT TRANSACTION HAS NOT YET BEEN REFLECTED IN YOUR HISTORICAL STATEMENTS AS A DISCONTINUED OPERATION UNDER SFAS 144 FOR BOTH FISCAL 2009 AND 2008, PLEASE REVISE THE FILING TO ALSO INCLUDE A PRO FORMA INCOME STATEMENT FOR YOUR FISCAL YEAR ENDED MARCH 31, 2008.

      The Company has expanded the disclosure in the proxy statement on page 58 to include a pro forma income statement for the fiscal year ended March 31, 2008.

      28. PLEASE NOTE THAT RULE 11-02(B)(5) OF REGULATION S-X INDICATES "THE PRO FORMA CONDENSED INCOME STATEMENT SHALL DISCLOSE INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE NONRECURRING CHARGES OR CREDITS DIRECTLY ATTRIBUTABLE TO THE TRANSACTION. MATERIAL NONRECURRING CHARGES OR CREDITS AND RELATED TAX EFFECTS WHICH RESULT DIRECTLY FROM THE TRANSACTION AND WHICH WILL BE INCLUDED IN THE INCOME OF THE REGISTRANT WITHIN THE 12 MONTHS SUCCEEDING THE TRANSACTION SHALL BE DISCLOSED SEPARATELY." TELL US WHY YOU BELIEVE THE PRO FORMA INCOME STATEMENTS YOU PRESENT HEREIN COMPLY WITH THE REFERENCED GUIDANCE. IN THIS REGARD, WE NOTE YOUR JUNE 30, 2009 INCOME STATEMENTS APPEAR TO REFLECT DISCONTINUED OPERATIONS TREATMENT FOR THE ASSET PURCHASE TRANSACTION.

      As contemplated under the Asset Purchase Agreement, the Company is disposing of all its revenue producing assets, and simultaneously considers all such assets, as well as any assets retained (i.e. assets retained by the Company for ultimate liquidation, as opposed to the assets earmarked for disposal under the proposed Asset Purchase Agreement), as assets of discontinued operations held for sale and assets of discontinued operations, respectively. In accordance with the Company's intent, it effectively will have no revenue producing assets, and effectively will be an inactive shell, without an active business, or business purpose, subsequent to the shareholders' approval and the Company's completion of the transactions contemplated by the Asset Purchase Agreement unless the Company is able to find a suitable business alternative or continue to provide technology services on a contract basis. Any net proceeds from the transactions contemplated under the Asset Purchase Agreement will be used to partially settle liabilities. The Company will not have any continuing operations, except as described above, and post Asset Purchase Agreement transaction activity will principally be limited to non-cash forgiveness-of-debt income, to the extent that any net proceeds from the transactions contemplated under the Asset Purchase Agreement coupled with the cash proceeds obtained from the liquidation of any retained assets, are exceeded by the then existing debt, and accordingly does not foresee any nonrecurring charges post Asset Purchase Agreement transaction. Except as described above, the Company will not have any continuing operations as a result of the proposed Asset Purchase Agreement transaction, and believes that it has presented the most transparent disclosures with respect to the proposed Asset Purchase Agreement transaction for which it seeks shareholder approval.

      29. WE SEE THAT THE HISTORICAL FINANCIAL STATEMENTS PRESENTED HEREIN ARE ADJUSTED TO DISCLOSE YOUR ENTIRE BUSINESS AS A DISCONTINUED OPERATION HELD FOR SALE AND TO DISCLOSE THE DISPOSITION OF THE BUSINESS. FOR A DISPOSITION TRANSACTION, THE PRO FORMA FINANCIAL INFORMATION SHOULD BEGIN WITH THE GAAP HISTORICAL FINANCIAL STATEMENTS OF THE EXISTING ENTITY AND SHOW THE IMPACT OF THE DISPOSITION (OR OTHER ELIMINATION) OF THE BUSINESS TO BE DIVESTED ALONG WITH THE PRO FORMA ADJUSTMENTS NECESSARY TO ARRIVE AT THE REMAINDER OF THE EXISTING ENTITY. REFER TO ARTICLE 11 OF REGULATION S-X. PLEASE TELL US WHY THE PRO FORMA FINANCIAL STATEMENTS PRESENTED HEREIN INCLUDE THE COLUMN LABELED "ASSETS AND LIABILITIES HELD FOR SALE" AND HOW THE PRESENTED FINANCIAL STATEMENTS AND RELATED ADJUSTMENTS PROPERLY REFLECT THE DIVESTITURE OF YOUR BUSINESS. SPECIFICALLY WE NOTE THAT YOU ARE ONLY PROVIDED AN ADJUSTMENT RELATED TO THE ASSETS OF THE DISCONTINUED OPERATION, HELD FOR SALE. PLEASE CLARIFY HOW YOUR CURRENT PRESENTATION IS COMPLIANT WITH ARTICLE 11 OF REGULATION S-X AND MEANINGFUL TO INVESTORS.

      Similar to information provided in Item 28 above, the Company's intent is to execute the Asset Purchase Agreement, and as such the Company has classified the assets to be sold under such agreement as ASSETS OF DISCONTINUED OPERATIONS, HELD FOR SALE. The Company's post-Asset-Purchase-Agreement-transaction plans could result in the liquidation of any retained assets to partially settle the then existing debt, recognition of non-cash income on the remaining outstanding debt forgiveness, and the continuation as an inactive public shell, WITHOUT ANY CONTINUING BUSINESS ACTIVITY, therefore all assets retained are classified as ASSETS OF DISCONTINUED OPERATIONS. The reporting format that was used in the presentation of discontinued operations (for 100% of the Company's activities) in the financial information included in the initial Preliminary Proxy Statement on Schedule 14A was the result of the application of the Commission's DIVISION OF CORPORATION FINANCE - FINANCIAL REPORTING MANUAL, SECTION 13200 regarding discontinued operations and the application of SFAS 144. Section 13200 states "If financial statements as of a date on or after the date a component of the registrant has been disposed of or CLASSIFIED AS HELD FOR SALE are required in a registration or proxy statement, retrospective reclassification of all prior periods to report the results of that component as discontinued operations in accordance with SFAS 144 is required." Therefore the Company's management believes the disclosures as included in the Preliminary Proxy Statement clearly and most transparently comply with the related disclosure requirements, and provide the investor with a clear and concise presentation of what the Company will look like after the potential closing, and furthermore, such presentation discloses that there are no continuing business prospects with respect to their investment.

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION, PAGE 50

      30. PLEASE REFER TO ADJUSTMENT B-2. PLEASE REVISE THE FILING TO CLEARLY DESCRIBE EACH OF THE PRO FORMA ADJUSTMENTS SEPARATELY, INCLUDING THE ADDITIONAL INTEREST EXPENSE OF $28,217, THE ACCRUED INTEREST EXPENSE BALANCE OF $205,783 AND ANY GAIN ON DISPOSITION (AS REFLECTED IN YOUR PRO FORMA BALANCE SHEET ADJUSTMENTS).

      The Company has revised the pro forma adjustments in B-2 to separate their components, to conform to the separation of the adjustments as included in the pro forma balance sheet adjustment column.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, PAGE 54

      31. PLEASE REVIEW YOUR DISCLOSURE TO IDENTIFY THE PERSONS WITH VOTING AND/OR DISPOSITIVE POWER OVER THE SHARES REFERENCED IN FOOTNOTES 1 AND 8.

      The Company has revised the disclosure on pages 73 and 75 to identify the persons with voting and/or dispositive power over the shares referenced in the chart where such shareholder is an entity.

This will confirm that the Company understands that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2476.


Very truly yours,

/s/ Steven Skolnick


cc:   Jeff Marell, Esq.
      Ramy Wahbeh, Esq.
      Ed Hammel